Division of Corporation Finance	Via Edgar
Office of Real Estate & Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

July 29, 2024

Re:	PFG Fund V, LLC
Offering Statement on Form 1-A
Filed December 27, 2023
File No. 024-11412

Dear Sir or Madam:

This letter is submitted on behalf of PFG Fund V, LLC (the “Company”) in response to comments from the staff of the Division of Corporation Finance, Office of Real Estate & Construction (the “Staff”) of the Securities & Exchange Commission (the “Commission”) in a letter dated July 11, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A (File No. 024-11412) submitted for review pursuant to Regulation A under the Securities Act of 1933, as filed, to the Commission on December 27, 2023. The responses provided are based upon information provided to Geraci Law Firm by the Company. Each line item below corresponds to the comment number in your letter followed by our response:

Amended Offering Statement on Form 1-A

i.	COVER PAGE.

1.       Comment: Disclose on the cover page that repayment demands will be processed on a “first-come, first-served basis,” as you explain elsewhere, and that you reserve the right to reject repayment demands.

Response: The cover page has been updated to disclose that Repayment Demands will be processed on a “first-come, first-served basis,” and the Company has the right to reject Repayment Demands, subject to factors which are further described in the Offering Circular.

2.       Comment: Please expand your cover page disclosure to state whether a percentage of the proceeds from this offering will be held in reserve to meet redemption demands or if you have otherwise set aside reserves to pay demands on your notes, or revise to explain that no percentage or reserves have been determined. To the extent there are reserves, revise to clarify on the cover page and in your offering circular how you will allocate reserves if redemption demands exceed the availability of funds, disclose in what type of account reserves will be held, and explain in what form the reserves will be held, whether in cash or otherwise. Explain whether reserves may be invested, and if so, explain in what assets or securities the reserves may be invested.

Response: The cover page disclosure language has been updated as follows: “The Company currently does not hold a percentage of proceeds from this Offering or a loss reserve. In cases where sufficient funds are not immediately available, the Company will communicate with the affected Noteholders regarding the status of their interest payments and Repayment Demands. The Company will provide information on the expected duration of the delay in interest payments, repayment of Notes, and the anticipated timeline for when funds may become available. Noteholders should understand that these estimates are subject to change based on the actual performance and repayment schedules of the underlying loans. Please see “Prospectus Summary” and “Summary of Notes” for additional information.”“

Re: Response Letter
August 1, 2024

In addition, please be advised that PFG Fund V, LLC is Offering Promissory Notes which represents a debt offering. PFG Fund V, LLC is not not an equity offering of membership interests, and therefore, will not have “redemption demands” as stated in your comment above.

3.       Comment: We note your disclosure on page 6 that your manager is entitled to 100% of your distributable cash, and that therefore, you may not have enough cash to repay the notes following the receipt of a repayment demand. Please revise your disclosure here to highlight this risk and also explain whether this is a risk with respect to interest payments. In addition, we note that Section 5.8 of your operating agreement states that the manager will be entitled to certain fees and reimbursement of certain expenses. Please tell us how this disclosure is consistent with the operating agreement.

Response: The disclosure language under the section “Our Manager is entitled to 100% of the distributable cash of the Company on a monthly basis”, has been updated to highlight the risk and that this is a risk associated with both the Company’s ability to make interest payments and/or repay Notes following receipt of a Repayment Demand request. The disclosure language has been updated as follows: “Our Manager is entitled to 100% of the distributable cash of the Company. The Manager may be paid this monthly. Since all of our distributable cash, with the exception of a minimal amount of retained earnings, will be distributed to our Manager, there may be instances where we may not have enough cash to make interest payments and/or repay Notes following receipt of Repayment Demand request. The Company’s ability to make interest payments and repay Notes depends on the availability of cash in a liquid account. The Company’s business involves making loans, which are not liquid assets. If sufficient funds are not available in a liquid account because they are tied up in loans, the Company will need to wait until funds become available, either from interest collected on loans or from loans being paid off in full.

Although our Notes have a continuous term, Noteholders do have a right to elect to make Repayment Demand any time after 1-month with at least 90 days written notice and subject to availability of cash on hand. There is no sinking provision to honor such Repayment Demands and no guarantee, since we lack liquidity, that Repayment Demands will be honored. In cases where sufficient funds are not immediately available, the Company will communicate with the affected Noteholders regarding the status of their interest payments and Repayment Demands. The Company will provide information on the expected duration of the delay in interest payments, repayment of Notes, and the anticipated timeline for when funds may become available. Noteholders should understand that these estimates are subject to change based on the actual performance and repayment schedules of the underlying loans. Repayment Demands will occur on a first-come, first-served basis. Such Repayment Demands will not be subject to any penalty.

In addition, the disclosure is consistent with Section 5.8 of the Company’s Operating Agreement, which outlines the Manager’s entitlement to compensation for services rendered to the Company, as well as reimbursement for customary and reasonable expenses. Specifically, Section 5.8 allows the Manager and its Affiliates to receive servicing fees, origination and administration fees, and inspection fees, as detailed in the Offering Circular. The disclosure further clarifies that the Manager is entitled to 100% of the distributable cash, emphasizing the Manager’s right to be compensated from the Company’s available cash. This arrangement aligns with the Operating Agreement’s provisions, ensuring that the Manager is compensated for their services while also addressing potential liquidity challenges that may affect the Company’s ability to make interest payments and meet Repayment Demands.

Re: Response Letter
August 1, 2024

ii.	PROSPECTUS SUMMARY, PAGE 1.

4.       Comment: We note your revised disclosure on page 44 that you will give the noteholder not less than 30 days prior written notice by first class mail or email of each repayment. Please include this disclosure in the summary and reconcile with Section 5.2 of the form of promissory note filed as Exhibit 3 which refers to 5 days’ notice.

Response: The following requested disclosure language has been included in the Prospectus Summary, “When the Company exercises its right to repay the Note, the Company will give the Noteholder not less than 30 days prior written notice by first class mail or email (to the last known physical or email address of the Noteholder appearing on the Company’s records) of each repayment initiated by the Company, specifying the principal amount of the Notes to be repaid, the Partial Repayment Date or Full Repayment Date (as applicable), and the updated principal balance.”

In addition, Section 5.2 of the form of Promissory Note has been updated to include the requested disclosure language: “Borrower may, at its sole option, elect to prepay all or any portion of the Note, including any unpaid principal balance, at any time and shall give Lender not less than Thirty (30) days prior written notice by first class mail or email (to the last known physical or email address of the Lender appearing on the Borrower’s records) of each repayment, specifying the principal amount of the Notes to be repaid, the Partial Repayment Date or Full Repayment Date (as applicable), and the updated principal balance.”

5.       Comment: We note your disclosure here and elsewhere in the offering statement that you reserve the right to repay any note, in whole or in part, for any reason, at your sole and absolute discretion. Please revise your disclosure in the offering statement to describe this right in more detail and to clarify under what circumstances you might prepay certain notes but not others.

Response: The following language has been added after the disclosure that the Company reserves the right to repay any Note, in whole or in part, for any reason, at its sole and absolute discretion:

“Prepayment of Notes may occur for a variety of reasons, including but not limited to strategic financial management, optimization of debt structure, or unforeseen business needs. The Company may choose to prepay certain Notes over others based on factors such as:

●	Cash Availability: Prepayment decisions will consider the Company’s current cash flow and liquidity status. Prepayment might be prioritized for Notes that, if prepaid, will most effectively maintain or improve the Company’s financial stability.

●	Business Operations: Operational requirements and future investment opportunities might necessitate selective prepayment. For example, Notes might be prepaid to facilitate significant investments or to adjust the Company’s debt profile in anticipation of large upcoming expenditures.

●	Negotiated Terms: Certain Notes may have terms or conditions that make them more advantageous to prepay earlier. This could include variations in covenants, or other specific agreements with Noteholders.

●	Regulatory and Compliance Factors: Prepayments may also be influenced by regulatory requirements or compliance considerations which necessitate the prioritization of certain Notes.

Noteholders should understand that the Company retains full discretion in these matters and that decisions will be made based on what the Company deems to be in the best interest of its overall business strategy and financial health.”

Re: Response Letter
August 1, 2024

6.       Comment: Please describe how updates disclosing the amount of noteholder repayment demand requests will be made to investors, such as explaining whether such updates will be in the form of post-qualification amendments, offering circular supplements, or otherwise. Please describe what steps, if any, you will take, to protect investors in the event of a rush of repayment demands, and you lack funds to meet all your repayment demands. For example, clarify whether all repayment demands will be paid based on the date of the repayment demand without respect to the total amount of repayment demands received, or explain whether you will make repayment demands to investors in certain situations on a pro rata basis. Also explain how you will address a situation where one investor’s repayment demand exceeds available funds.

Response: The Company will update investors regarding all of the Noteholder Repayment Demand requests made in its annual post-qualification amendment filings. In the event of a rush of Repayment Demands, and the Company’s lack of funds to meet all the Repayment Demands, the Company will file a post-qualification amendment to notify all current investors of such situation and the Company’s response, ensuring investors have access to current and relevant information. This approach ensures transparency and keeps investors well-informed about the financial status and liquidity of the Company.

In the event of a surge in repayment demands and insufficient funds to meet all requests, the Company will implement several protective measures. First, as stated in the offering circular, repayment demands will be honored on a first-come, first-served basis. This ensures fairness and transparency, with earlier demands being prioritized. If funds are not immediately available, the Company will notify affected Noteholders about the delay, providing details on the expected timeline for when funds may become available. This communication is critical to maintaining trust and managing expectations.

For partial repayments, the Company will maintain detailed records of each repayment demand and the corresponding repayment made. Noteholders will receive statements reflecting any partial repayments and the updated principal balance of their Notes. These statements will be sent by first-class mail or email to the noteholder’s last known address on record. This practice ensures that Noteholders have a clear and accurate understanding of the status of their investments and repayments.

In situations where a single Noteholder’s repayment demand exceeds available funds, the Company reserves the right to repay on a pro rata basis. This means that all Noteholder’s demands will be proportionally satisfied based on the available funds, ensuring an equitable distribution. The Company may also prioritize certain Notes over others for prepayment based on factors such as cash availability, business operations, negotiated terms, and regulatory compliance. These factors ensure that prepayment decisions align with the Company’s strategic financial management and business needs.

The Company will provide Noteholders with at least 30 days’ prior written notice via first-class mail or email for any prepayment, specifying the principal amount to be repaid, specifying the principal amount of the Notes to be repaid, the Partial Repayment Date or Full Repayment Date (as applicable), and the updated principal balance. The Company will maintain regular communication regarding any delays and expected timelines. By providing timely updates through direct investor notices and maintaining clear communication with investors, the Company aims to protect investors’ interests while managing its financial and operational needs effectively.

7.       Comment: Please expand your disclosure to explain how your right to reject repayment demands is “subject to” your cash availability and business operations. In this regard, we note your reference on page 43 to the potential that you may not have liquid funds and that in such cases, you would need to wait for the availability of funds. Please also revise your disclosures as appropriate to clarify whether in such cases you would provide the noteholder with information regarding the duration of the expected delay.

Re: Response Letter
August 1, 2024

Response: Please see Cash Availability and Business Operations language above in response to Comment 5. In addition, the disclosures have been revised to include the following language for when the Company would provide affected Noteholders with information regarding the duration of the expected delay of repayment: “In cases where sufficient funds are not immediately available, the Company will communicate with the affected Noteholders regarding the status of their interest payments and Repayment Demands. The Company will provide information on the expected duration of the delay in interest payments, repayment of Notes, and the anticipated timeline for when funds may become available. Noteholders should understand that these estimates are subject to change based on the actual performance and repayment schedules of the underlying loans.”

iii.	SUMMARY OF NOTES, PAGE 42.

8.       Comment: You describe a “Reinvestment Option” on page 43 of your offering circular. Please revise to clarify whether this “Reinvestment Option” involves you issuing additional securities to your noteholders, and if yes, explain to us why you refer to your notes as having a “Reinvestment Option” when it appears that this involves you withholding interest payments on these notes until there is a repayment demand or you determine to repay the notes. To the extent applicable, clarify whether you propose to reinvest the interest payments that you would withhold in other securities or assets or cash or otherwise.

Response: The “Reinvestment Option” section in the Offering Circular has been updated as follows: “A Noteholder may purchase the Note with a reinvestment option whereby the Company will (under the Noteholder’s election) retain 100% of the interest payable and credit the principal balance due and owing to the Noteholder. This reinvestment option does not involve the Company issuing additional Notes to Noteholders. Instead, the Company will reinvest the interest payments that would be withheld in the Company’s business and lending activities as outlined herein. The retained interest payment will be accumulated commencing on the Date of Advance of the Notes until the Full Repayment Date.” In addition, Section 2.6 of the form of Promissory Note has been updated accordingly.

9.       Comment: Please reconcile your statement on page 45 that the “terms of the Notes may not be modified without written consent of all Noteholders” with paragraph 17 of your form of promissory note, which states that the note may be amended with the consent of the parties thereto. Also revise your disclosure and your form of note to describe additional details about how amendments and modifications to your notes will be made.

Response: The Offering Circular has been updated to align with Section 16 (“No Modifications or Amendments; No Waiver”) of the form of Promissory Note. The Offering Circular section, now titled “No Modification or Amendments, No Waiver of Note Terms”, reads as follows: “Except as specified in the Note, the Note may not be amended, modified or changed, nor shall any waiver of the provisions in the Note be effective, except only by an instrument in writing signed by the party against whom enforcement of any waiver, amendment, change, modification or discharge is sought. The lack of enforcement by either party of any of its rights, privileges or benefits under the Note shall not constitute a waiver, whether express or implied, of such rights, privileges or benefits. Additionally, a waiver of any provision in one event shall not be construed as a waiver of any other provision at any time, as a continuing waiver, or as a waiver of such provision on a subsequent event.”

10.       Comment: Please revise your disclosure to describe the events of default for your notes. Among other things, describe how you may, in your sole option, assign the income stream secured by certain assets directly to the noteholder if an event of default occurs and remains uncured, as you state in Section 4.1 of the form of note. Please revise both your disclosure and your form of note to describe in further detail the meaning of “certain assets.” Disclose how you will decide which assets will be assigned and what disclosures would be made to investors regarding any assets being assigned.

Response: The Offering Circular has been revised to include the following: (1) two additional sections have been added, “Events of Default; Assignment of Income Stream; Cure” and “Due-on-Sale, Transfer, or Insolvency”; (2) a detailed description of “certain assets”; and (3) how the Company will decide which assets will be assigned and what disclosures would be made to investors regarding any assets being assigned. In addition, the form of Promissory Note has been updated to include: (1) a detailed description of “certain assets”; and (2) how the Borrower will decide which assets will be assigned and what disclosures would be made to investors regarding any assets being assigned.

Re: Response Letter
August 1, 2024

Events of Default; Assignment of Income Stream; Cure

An event of default (“Event of Default”) shall occur upon: (a) the Company’s failure to make any Three (3) consecutive payments due under a Note when due and payable, upon receipt of written notice from the Noteholder of such failure, (b) any breach of any other material covenant or obligation in the Note, or (c) the occurrence of events specified below (See “Due-on-Sale, Transfer, or Insolvency”). Upon the occurrence of an Event of Default that remains uncured after written notice from the Noteholder to the Company, the Noteholder may, at its option, declare the Note (including, without limitation, all accrued interest) due and payable immediately. Additionally, if an Event of Default occurs and remains uncured, the Company may, at its sole option, assign the income stream secured by assets designated by the Company (“Certain Assets”) directly to the Noteholder in lieu of payment in full.

In the event of an uncured Event of Default, the Company may assign the income stream secured by Certain Assets directly to the Noteholder. “Certain Assets” shall mean those assets which provide a continuing income identified and designated by the Company in accordance with its discretion. The Company shall decide which assets will be assigned based on its assessment of the best interests of the parties involved and the financial viability of the assets. The Company shall make appropriate disclosures to investors regarding any assets being assigned, including the nature and value of such assets, the reasons for their assignment, and the potential impact on the investment.

Upon the occurrence of any Event of Default, the Company shall have 30 days from the date of written notice from the Noteholder to cure such Event of Default. If the nature of the Event of Default reasonably requires more than 30 days to cure, the Company shall initiate reasonable steps within 30 days of the Noteholder’s notice to produce a cure.

Due-on-Sale, Transfer, or Insolvency

If the Company sells, conveys, assigns or otherwise transfers all or substantially all of the beneficial interest of the Company (which shall not include a sale or other transfer to any affiliate of the Company) or commences any proceeding under bankruptcy or insolvency laws, without the prior written consent of the Noteholder(s), then an Event of Default shall have occurred and the Noteholders may elect a Repayment Demand and declare the entire unpaid principal, accrued interest, and other sums due hereunder to be immediately due and payable pursuant to the provisions specified above (See “Events of Default; Assignment of Income Stream; Cure”).

iv.	NOTEHOLDER REPAYMENT DEMAND, PAGE 43.

11.       Comment: We refer to your revised disclosure that a noteholder must submit a repayment demand to have all or a portion of the note repaid, and that you reserve the right to reject such demand in whole or in part. You also state that at the time of the repayment date, the note will be considered “fully repaid.” Please revise your disclosure and your form of note to clarify how you will track the principal amount of notes that are only partially repaid.

Re: Response Letter
August 1, 2024

Response: The disclosure language has been revised to clarify how the Company will track the principal amount of Notes that are only partially repaid, and how Noteholders will receive notice of such partial repayments. The following language has been included in the Offering Circular (see “Summary of Notes -Noteholder Repayment Demand”): “For Repayment Dates, the Company will track the principal amount of Notes that are repaid by maintaining detailed records of each Repayment Demand and the corresponding repayment made. Each repayment will be recorded, and the remaining principal balance of the Note will be updated accordingly. Noteholders will receive statements reflecting the updated principal balance after each repayment. Statements will be delivered by first class mail or email (to the last known physical or email address of the Noteholder appearing on the Company’s records) after each repayment, specifying the principal amount of the Notes repaid, the Partial Repayment Date or Full Repayment Date (as applicable), and the updated principal balance.”

In addition, The following language has been included in the form of Promissory Note in Section 6.2.2: “For Repayment Dates, the Borrower will track the principal amount of Notes that are repaid by maintaining detailed records of each Repayment Demand and the corresponding repayment made. Each repayment will be recorded, and the remaining principal balance of the Note will be updated accordingly. Lenders will receive statements reflecting the updated principal balance after each repayment. Statements will be delivered by first class mail or email (to the last known physical or email address of the Lender appearing on the Borrower’s records) after each repayment, specifying the principal amount of the Notes repaid, the Partial Repayment Date or Full Repayment Date (as applicable), and the updated principal balance.”

v.	SIGNATURE PAGE, PAGE 62.

12.      Comment: We acknowledge your revised disclosures in response to prior comment 3. Please further revise the signature page to indicate the capacities in which each officer is signing under the heading - “This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.”

Response: The signature page has been updated to indicate the capacities in which each officer is signing under the heading - “This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.”

vi.	EXHIBITS.

13.      Comment: We acknowledge your revised disclosures in response to prior comment 1. However, please generally revise your subscription agreement filed as Exhibit 4 for consistency with your described offering. As one example, we note that the exhibit still provides in Section 1(b) that you have 60 days to decide whether to accept or reject a subscription. We also note that Section 2(g) states that no distribution or public offering of the note is to be effected, but you are proposing to conduct a public offering pursuant to Regulation A

Response: The Subscription Agreement, Section 1(b), has been updated for consistency to match the 15 day decision period to accept or reject a subscription. The updated language reads as follows: “The Company has 15 days to decide whether to accept or reject a subscription. This subscription may be rejected as a whole or in part by the Company in its sole and absolute discretion. If this subscription is rejected, the Purchaser’s funds will not be accepted by wire transfer or ACH, and payments made by debit card or credit card will be returned to Purchaser within 30 days of such rejection without deduction or interest. This subscription shall be binding on the Company only upon its acceptance of the same.” In addition, Section 2(g) has been revised to indicate that this Offering is conducted pursuant to a public offering under Regulation A.

14.      Comment: Refer to prior comment 4. Please file an updated auditor consent. The consent you filed is dated January 11, 2021 and does not appear to refer to the financial statements included in the filing.

Response: An updated auditor consent has been filed and refers to the financial statements included in the Form 1-A/A filing.

Very truly yours,

GERACI LAW FIRM

/s Saher Hamideh

Saher Hamideh
s.hamideh@geracillp.com
(949) 379-2600

Enclosures